[Letterhead of BWAY Holding Company]

September 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

BWAY Holding Company

Registration Statement on Form S-3 (File No. 333-161070)

Dear Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-3, as amended by Amendment No. 1 thereto (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2009, BWAY Holding Company (the “Company”) respectfully requests that, pursuant to the provisions of Rule 461 promulgated under the Securities Act of 1933, as amended, the effective date of the Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. (EDT) on September 21, 2009 or as soon thereafter as is practicable.

The Company hereby acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

BWAY HOLDING COMPANY

By:	/s/ Kevin C. Kern
Name: Kevin C. Kern
Title: SVP, Chief Administrative Officer